                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                         COMMISSION FILE NUMBER: 1-1927


                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                            (FULL TITLE OF THE PLAN)


                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

      The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees for the fiscal year ended December 31, 1997, together with the report of Price Waterhouse LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

      EXHIBIT 4. THE PLAN, AS AMENDED. The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (May 9, 1997 Restatement), as amended and in effect.

      EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTANTS. Consent of Price Waterhouse LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65183 on Form S-8.

                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                              THE GOODYEAR TIRE & RUBBER COMPANY,
                              PLAN ADMINISTRATOR OF THE GOODYEAR TIRE &
                              RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR
                              BARGAINING UNIT EMPLOYEES


Dated:  June 25, 1998               By:  /s/ Richard W Hauman
                                         -------------------------
                                             Richard W Hauman,
                                          Vice President and Treasurer

                                                                        ANNEX A
                                                                             TO
                                                                      FORM 11-K


                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

                                                         [PRICE WATERHOUSE LOGO]

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

                                                                        PAGE
                                                                        ----
Report of Independent Accountants                                        2

Financial Statements:

  Statement of Net Assets Available for
  Plan Benefits, with Fund Information at
  December 31, 1997 and 1996                                            3-4

  Statement of Changes in Net Assets
  Available for Plan Benefits, with Fund
  Information for the Years Ended December                              3-4
  31, 1997 and 1996

  Notes to Financial Statements                                         5-15


Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

                         [Price Waterhouse Letterhead]



                        REPORT OF INDEPENDENT ACCOUNTANTS


June 15, 1998

To the Plan Administrator and Participants of the Employee Savings Plan for Bargaining
Unit Employees (sponsored by The Goodyear
Tire & Rubber Company)


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Bargaining Unit Employees (sponsored by The Goodyear Tire & Rubber Company) at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                     December 31, 1997
                                      ---------------------------------------------------------------------------------------------
                                                                                    Fund Information
                                                        ---------------------------------------------------------------------------
                                                                       Conservative      Moderate       Aggressive       S&P 500
                                                        Stable            Asset           Asset           Asset           Equity
                                                         Value         Allocation       Allocation      Allocation        Index
                                        Total            Fund             Fund             Fund            Fund            Fund
                                       ------           -------        -----------      ----------      ----------       ---------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits         $ 591,540        $ 199,013          $ 3,180        $ 13,366         $ 4,293       $ 142,403
                                       =========        =========          =======        ========         =======       =========


(Dollars in Thousands)                                                     December 31, 1997
                                           ----------------------------------------------------------------------------------------
                                                                              Fund Information
                                           ----------------------------------------------------------------------------------------
                                               Large              Small        International
                                           Capitalization     Capitalization       Stock             Company
                                               Equity            Equity            Equity              Stock             Loan
                                                Fund              Fund              Fund               Fund              Fund
                                             -----------       -----------      ------------       ------------      -----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits                 $ 10,864          $ 16,756           $ 5,436          $ 159,572         $ 36,657
                                               ========          ========           =======          =========         ========


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                               For the Year Ended December 31, 1997
                                         ------------------------------------------------------------------------------------------
                                                                                    Fund Information
                                                          -------------------------------------------------------------------------
                                                                         Conservative      Moderate       Aggressive       S&P 500
                                                           Stable            Asset           Asset           Asset          Equity
                                                            Value         Allocation       Allocation      Allocation       Index
                                           Total            Fund             Fund             Fund            Fund           Fund
                                         ---------        ---------        -------        --------        --------        ---------
Increase in Assets:
   Contributions:
      Employer                           $  17,322        $      --        $    --        $     --        $     --        $      --
      Employee                              51,368           27,543            409           2,513             875           15,202
                                         ---------        ---------        -------        --------        --------        ---------
                                            68,690           27,543            409           2,513             875           15,202

Investment Income from Plan's
   Interest in Master Trust                 83,600           11,781            310           1,974             560           30,700

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                26,060           14,543            152             502             136            3,917
   Administrative Expenses                     253              170             --              --              --               79
                                         ---------        ---------        -------        --------        --------        ---------
                                            26,313           14,713            152             502             136            3,996
Transfers:
   Transfers Between Plans                  14,751            9,851             35             410              86            4,486
   Transfers Between Funds                      --          (14,118)         1,424           1,173             259           13,393
   Loan Transfers To or From Plan               --             (648)            (1)            (15)             (8)            (195)
   Loans to Participants                        --          (11,438)           (83)           (609)           (172)          (5,817)
   Loan Repayments:
      Principal                                 --            9,197             78             430             184            3,781
      Interest                                  --            1,850             11              72              37              794
                                         ---------        ---------        -------        --------        --------        ---------
                                            14,751           (5,306)         1,464           1,461             386           16,442

                                         ---------        ---------        -------        --------        --------        ---------
Increase in Assets During the Year         140,728           19,305          2,031           5,446           1,685           58,348

Net Assets at Beginning of Year            450,812          179,708          1,149           7,920           2,608           84,055
                                         ---------        ---------        -------        --------        --------        ---------

Net Assets at End of Year                $ 591,540        $ 199,013        $ 3,180        $ 13,366        $  4,293        $ 142,403
                                         =========        =========        =======        ========        ========        =========


(Dollars in Thousands)                                               For the Year Ended December 31, 1997
                                      ------------------------------------------------------------------------------------------
                                                                                    Fund Information
                                      ------------------------------------------------------------------------------------------
                                               Large             Small         International
                                           Capitalization    Capitalization        Stock             Company
                                               Equity            Equity            Equity              Stock             Loan
                                                Fund              Fund              Fund               Fund              Fund
                                             -----------       -----------      ------------       ------------      -----------
Increase in Assets:
   Contributions:
      Employer                              $     --           $     --           $     --           $  17,322           $     --
      Employee                                 1,557              2,298                971                  --                 --
                                            --------           --------           --------           ---------           --------
                                               1,557              2,298                971              17,322                 --

Investment Income from Plan's
   Interest in Master Trust                    1,480              1,582                309              31,931              2,973

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                     162                371                144               6,133                 --
   Administrative Expenses                        --                 --                 --                   4                 --
                                            --------           --------           --------           ---------           --------
                                                 162                371                144               6,137                 --
Transfers:
   Transfers Between Plans                       145                162                 38                (462)                --
   Transfers Between Funds                     1,627              2,368                776              (6,902)                --
   Loan Transfers To or From Plan                  1                  2                  4                  --                860
   Loans to Participants                        (479)              (616)              (222)                 --             19,436
   Loan Repayments:
      Principal                                  358                532                172                  --            (14,732)
      Interest                                    74                100                 35                  --             (2,973)
                                            --------           --------           --------           ---------           --------
                                               1,726              2,548                803              (7,364)             2,591

                                            --------           --------           --------           ---------           --------
Increase in Assets During the Year             4,601              6,057              1,939              35,752              5,564

Net Assets at Beginning of Year                6,263             10,699              3,497             123,820             31,093
                                            --------           --------           --------           ---------           --------

Net Assets at End of Year                   $ 10,864           $ 16,756           $  5,436           $ 159,572           $ 36,657
                                            ========           ========           ========           =========           ========

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                     December 31, 1996
                                       -----------------------------------------------------------------------------------------
                                                                                   Fund Information
                                                      --------------------------------------------------------------------------
                                                                      Conservative      Moderate       Aggressive        S&P 500
                                                      Stable             Asset           Asset           Asset            Equity
                                                       Value          Allocation       Allocation      Allocation         Index
                                       Total           Fund              Fund             Fund            Fund             Fund
                                       -----          ------          ------------     -----------     -----------        -------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits        $ 450,812       $ 179,708           $ 1,149         $ 7,920         $ 2,608         $ 84,055
                                      =========       =========           =======         =======         =======         ========

(Dollars in Thousands)                                                      December 31, 1996
                                          -------------------------------------------------------------------------------------
                                                                             Fund Information
                                          -------------------------------------------------------------------------------------
                                               Large              Small         International
                                          Capitalization     Capitalization         Stock            Company
                                              Equity             Equity            Equity             Stock             Loan
                                               Fund               Fund              Fund              Fund              Fund
                                            ------------       ------------      ------------      ------------         -----
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits                  $ 6,263           $ 10,699           $ 3,497         $ 123,820          $ 31,093
                                                =======           ========           =======         =========          ========


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                              For the Year Ended December 31, 1996
                                         ------------------------------------------------------------------------------------------
                                                                                     Fund Information
                                                     ------------------------------------------------------------------------------
                                                                         Conservative      Moderate       Aggressive        S&P 500
                                                         Stable             Asset           Asset           Asset            Equity
                                                          Value          Allocation       Allocation      Allocation         Index
                                           Total           Fund              Fund             Fund            Fund             Fund
                                           -----       ------------      ------------     -----------     -----------        -------
Increase in Assets:
   Contributions:
      Employer                           $  15,775        $      --        $    --        $    --        $     --        $     --
      Employee                              46,860           28,459            246          2,323             596          12,438
                                         ---------        ---------        -------        -------        --------        --------
                                            62,635           28,459            246          2,323             596          12,438

Investment Income from Plan's
   Interest in Master Trust                 45,631            9,383             75            846             218          14,299

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                14,040            8,089              9            122              25           1,556
   Administrative Expenses                     323              214             --             --              --              79
                                         ---------        ---------        -------        -------        --------        --------
                                            14,363            8,303              9            122              25           1,635
Transfers:
   Transfers Between Plans                     171              479             (1)            (7)             (5)            (61)
   Transfers Between Funds                      --          (11,056)           832             96           1,859             400
   Loan Transfers To or From Plan               --              (29)            (1)             1              --              61
   Loans to Participants                         1          (18,348)           (21)          (555)           (160)         (6,370)
   Loan Repayments:                             --               --             --             --              --              --
      Principal                                 --            5,874             24            183             103           2,104
      Interest                                  --            1,500              4             44              22             522
                                         ---------        ---------        -------        -------        --------        --------
                                               172          (21,580)           837           (238)          1,819          (3,344)

                                         ---------        ---------        -------        -------        --------        --------
Increase in Assets During the Year          94,075            7,959          1,149          2,809           2,608          21,758

Net Assets at Beginning of Year            356,737          171,749             --          5,111              --          62,297
                                         ---------        ---------        -------        -------        --------        --------

Net Assets at End of Year                $ 450,812        $ 179,708        $ 1,149        $ 7,920        $  2,608        $ 84,055
                                         =========        =========        =======        =======        ========        ========


(Dollars in Thousands)                                              For the Year Ended December 31, 1996
                                           ----------------------------------------------------------------------------------------
                                                                                     Fund Information
                                           ----------------------------------------------------------------------------------------
                                              Large               Small         International
                                           Capitalization      Capitalization       Stock            Company
                                              Equity              Equity            Equity             Stock             Loan
                                               Fund                Fund              Fund              Fund              Fund
                                            ------------       ------------      ------------        ---------           -----
Increase in Assets:
   Contributions:
      Employer                              $    --           $     --           $     --           $  15,775           $     --
      Employee                                1,077              1,155                566                  --                 --
                                            -------           --------           --------           ---------           --------
                                              1,077              1,155                566              15,775                 --

Investment Income from Plan's
   Interest in Master Trust                     422              1,182                363              16,645              2,198

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                     40                 47                 37               4,115                 --
   Administrative Expenses                       --                 --                 --                  30                 --
                                            -------           --------           --------           ---------           --------
                                                 40                 47                 37               4,145                 --
Transfers:
   Transfers Between Plans                        3                 (7)                 2                (232)                --
   Transfers Between Funds                    4,950              8,549              2,611              (8,241)                --
   Loan Transfers To or From Plan                 1                 --                 --                  --                (33)
   Loans to Participants                       (437)              (380)              (124)                 --             26,396
   Loan Repayments:                              --                 --                 --                  --                 --
      Principal                                 243                203                 98                  --             (8,832)
      Interest                                   44                 44                 18                  --             (2,198)
                                            -------           --------           --------           ---------           --------
                                              4,804              8,409              2,605              (8,473)            15,333

                                            -------           --------           --------           ---------           --------
Increase in Assets During the Year            6,263             10,699              3,497              19,802             17,531

Net Assets at Beginning of Year                  --                 --                 --             104,018             13,562
                                            -------           --------           --------           ---------           --------

Net Assets at End of Year                   $ 6,263           $ 10,699           $  3,497           $ 123,820           $ 31,093
                                            =======           ========           ========           =========           ========


        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   BASIS OF ACCOUNTING

   The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective November 1, 1995.

   TRUST ASSETS

   Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1997 and 1996, the Company sponsored six savings plans. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 31, 1997 and 1996, the Plan's undivided interest in the master trust was 30.1% and 27.7%, respectively.

   ASSET VALUATION

   The majority of the assets of the Plan are valued at the current market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

   INCOME RECOGNITION

   Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

   Dividend income is recorded on the ex-dividend date.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   Interest income is recorded as earned.

   Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

   CONCENTRATION OF CREDIT RISK

   The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2. GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

   INCEPTION

   The Plan is a defined contribution plan which became effective July 1, 1984.

   ELIGIBILITY

   Certain bargaining unit employees of the Company are eligible to participate in the Plan after completing up to one year of continuous service depending upon hire date. At the end of the 1997 Plan year, approximately 20,134 employees (17,380 in 1996) of the Company were eligible with approximately 14,220 employees (13,616 in 1996) participating in the Plan.

   During 1997, the assets of the majority of the participants of the Employee Savings Plan Without Matching Contribution for Bargaining Unit Employees were transferred to this Plan, pursuant to collective bargaining agreements which were negotiated in 1997.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   VESTING

   Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company.

   CONTRIBUTIONS

   Eligible employees may elect to contribute any whole percent from 1% to 16% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent up to the 15th of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. The minimum amount to be transferred is $100. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th of the prior month. Employees may suspend their contributions at any time effective immediately.

   Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the plan's other investment funds.

   The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

   The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $9,500 in both 1997 and 1996.

   INVESTMENTS

   The Trustee of the Plan maintains the following ten funds under the Plan:

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time.

   - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

   - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

   - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

   - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends.

   - Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation.

   - Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth.

   - International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1% as determined by the Trustee.

   - Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1997, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $49.25 to $71.25 ($41.50 to $53.00 during 1996). The closing price per share was $63.63 at December 31, 1997 ($51.38 at December 31, 1996).

   PARTICIPANT ACCOUNTS

   A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and the Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

   Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which effects the value of the participant's accounts.

   PLAN WITHDRAWALS AND DISTRIBUTIONS

   Participants may withdraw vested amounts from their accounts if they:

   -  Attain the age of 59-1/2, or

   -  Qualify for a serious financial hardship.

   The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship for the following reasons:

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   -   Unreimbursed medical expense of participant, spouse, or dependent.

   -   Post-secondary education of participant, spouse, or dependent.

   - Prevention of eviction from primary residence or the foreclosure on the mortgage of the primary residence of participant.

   - Personal liability for expenses arising out of the death of a member of participant's family.

   -   Purchase of a primary residence of participant.

   Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

   Participant vested amounts are payable upon retirement, death or other termination of employment.

   All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1997 and 1996, the Plan had forfeiture credits in the amounts of $131,607 and $58,985, respectively.

   LOAN INVESTMENT FUND

   Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Effective February 1, 1996, the maximum number of loans that a participant may have outstanding was increased from one to two. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 1997 was 9.25%, but was changed to 9.50% at the end of March. The interest rate during 1996 was 9.25%.

   Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

   EXPENSES

   Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the Investment Funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   TERMINATION PROVISIONS

   The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

3. RELATED PARTY TRANSACTIONS:

   The Trustee serves as the fund manager of the S&P 500 Equity Index Fund.

   The Company Stock Fund is designed primarily for investment in common stock of the Company.

4. TAX STATUS OF PLAN:

   The IRS has advised on December 16, 1997 that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The plan administrator does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

5. FINANCIAL DATA OF THE MASTER TRUST: (SEE PAGES 12 - 15)

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                           December 31, 1997
                                            ---------------------------------------------------------------------------------------
                                                                                 Fund Information
                                                          -------------------------------------------------------------------------
                                                                        Conservative        Moderate        Aggressive     S&P 500
                                                           Stable          Asset             Asset            Asset         Equity
                                                            Value        Allocation        Allocation       Allocation      Index
                                                Total       Fund            Fund              Fund             Fund         Fund
                                             -----------   -------      ------------      ------------      ----------     --------
Assets:
 Investments at Fair Market Value:
  State Street Income and Growth Fund,
   Cost $14,517 - 1,289,423 Units            $   16,463    $     -         $16,463          $     -          $      -      $      -
  State Street Moderate Asset Allocation
   Fund, Cost $41,282 - 3,675,050 Units          53,127          -               -           53,127                 -             -
  State Street Life Solutions Growth A,
   Cost $15,514 - 1,179,187 Units                18,931          -               -                -            18,931             -
  Collective Daily Stock Index Fund, Cost
   $306,918 - 19,116,281 Units                  451,335          -               -                -                 -       451,335
  Twentieth Century Investors Income
   Ultra Fund, Cost $45,978 - 1,555,172 Units    42,456          -               -                -                 -             -
  Franklin Strategic Series Small Cap
   Growth Fund, Cost $58,150 - 2,732,539 Units   62,657          -               -                -                 -             -
  Templeton Foreign Fund, Cost
   $26,699 - 2,573,654 Units                     25,608          -               -                -                 -             -
  Common Stock of The Goodyear Tire & Rubber
   Company, Cost $207,812 - 8,275,576 Shares    526,534          -               -                -                 -             -
  Short-Term Investments                         24,286     12,310               -                -                 -             -
  Promissory Notes                               85,517          -               -                -                 -             -
                                              ---------    -------        --------         --------          --------      --------
                                              1,306,914     12,310          16,463           53,127            18,931       451,335
                                              ---------    -------        --------         --------          --------      --------
 Investments at Contract Value:
  Guaranteed Investment Contracts               656,767    656,767               -                -                 -             -
                                              ---------    -------        --------         --------          --------      --------

  Receivables:
   Employee Contributions                             -          -               -                -                 -             -
   Employer Contributions                            12          -               -                -                 -             -
   Transfers                                          -        723             128                5                (1)       (1,081)
   Accrued Interest and Dividends                 1,886      1,160               3               11                 4           535
   Pending Security Sales                             -          -               -                -                 -             -
                                              ---------    -------        --------         --------          --------      --------
                                                  1,898      1,883             131               16                 3          (546)
                                              ---------    -------        --------         --------          --------      --------
    Total Assets                              1,965,579    670,960          16,594           53,143            18,934       450,789
                                              ---------    -------        --------         --------          --------      --------

  Liabilities:
   Administrative Expenses Payable                  113         72               -                -                 -            41
   Distributions Payable                              -          -               -                -                 -             -
   Forfeiture Credits                                 -          -               -                -                 -             -
                                              ---------    -------        --------         --------          --------      --------
    Total Liabilities                               113         72               -                -                 -            41
                                              ---------    -------        --------         --------          --------      --------

   Net Assets                                $1,965,466   $670,888         $16,594          $53,143           $18,934      $450,748
                                             ==========   ========        ========         ========          ========     =========






(Dollars in Thousands)                                                           December 31, 1997
                                            ------------------------------------------------------------------------------
                                                                                 Fund Information
                                            ------------------------------------------------------------------------------
                                                 Large           Small        International
                                            Capitalization   Capitalization      Stock          Company
                                                Equity           Equity          Equity          Stock           Loan
                                                 Fund             Fund            Fund           Fund            Fund
                                            --------------   --------------   --------------   ---------        ------
Assets:
 Investments at Fair Market Value:
  State Street Income and Growth Fund,
   Cost $14,517 - 1,289,423 Units            $          -      $       -        $       -       $     -         $     -
  State Street Moderate Asset Allocation
   Fund, Cost $41,282 - 3,675,050 Units                 -              -                -             -               -
  State Street Life Solutions Growth A,
   Cost $15,514 - 1,179,187 Units                       -              -                -             -               -
  Collective Daily Stock Index Fund, Cost
   $306,918 - 19,116,281 Units                          -              -                -             -               -
  Twentieth Century Investors Income
   Ultra Fund, Cost $45,978 - 1,555,172 Units      42,456              -                -             -               -
  Franklin Strategic Series Small Cap
   Growth Fund, Cost $58,150 - 2,732,539 Units          -         62,657                -             -               -
  Templeton Foreign Fund, Cost
   $26,699 - 2,573,654 Units                            -              -           25,608             -               -
  Common Stock of The Goodyear Tire & Rubber
   Company, Cost $207,812 - 8,275,576 Shares            -              -                -       526,534               -
  Short-Term Investments                                -              -                -        11,976               -
  Promissory Notes                                      -              -                -             -          85,517
                                             ------------      ---------        ---------     ---------       ---------
                                                   42,456         62,657           25,608       538,510          85,517
                                             ------------      ---------        ---------     ---------       ---------
 Investments at Contract Value:
  Guaranteed Investment Contracts                       -              -                -             -               -
                                             ------------      ---------        ---------     ---------       ---------

  Receivables:
   Employee Contributions                               -              -                -             -               -
   Employer Contributions                               -              -                -            12               -
   Transfers                                           82             97             (260)          (18)            315
   Accrued Interest and Dividends                       9             12               (6)          168             (10)
   Pending Security Sales                               -              -                -             -               -
                                             ------------      ---------        ---------     ---------       ---------
                                                       91            109             (266)          162             315
                                             ------------      ---------        ---------     ---------       ---------
    Total Assets                                   42,547         62,766           25,342       538,672          85,832
                                             ------------      ---------        ---------     ---------       ---------

  Liabilities:
   Administrative Expenses Payable                      -              -                -             -               -
   Distributions Payable                                -              -                -             -               -
   Forfeiture Credits                                   -              -                -             -               -
                                            -------------      ---------        ---------     ---------       ---------
    Total Liabilities                                   -              -                -             -               -
                                            -------------      ---------        ---------     ---------       ---------

   Net Assets                                  $   42,547        $62,766          $25,342      $538,672         $85,832
                                            =============      =========        =========     =========       =========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                           December 31, 1996
                                            ---------------------------------------------------------------------------------------
                                                                                 Fund Information
                                                          -------------------------------------------------------------------------
                                                                        Conservative        Moderate        Aggressive     S&P 500
                                                           Stable          Asset             Asset            Asset         Equity
                                                            Value        Allocation        Allocation       Allocation      Index
                                                Total       Fund            Fund              Fund             Fund         Fund
                                             -----------   -------      ------------      ------------      ----------     --------
Assets:
 Investments at Fair Market Value:
  State Street Income and Growth Fund,
   Cost $6,870 - 675,788 Units               $    7,363    $     -          $7,363          $     -          $      -      $      -
  State Street Moderate Asset Allocation
   Fund, Cost $30,809 - 2,951,057 Units          35,076          -               -           35,076                 -             -
  State Street Life Solutions Growth A,
   Cost $11,639 - 949,240 Units                  12,772          -               -                -            12,772             -
  Collective Daily Stock Index Fund, Cost
   $231,718 - 16,369,098 Units                  290,060          -               -                -                 -       290,060
  Twentieth Century Investors Income
   Ultra Fund, Cost $25,304 - 909,122 Units      25,537          -               -                -                 -             -
  Franklin Strategic Series Small Cap
   Growth Fund, Cost $42,224 - 2,188,282 Units   45,341          -               -                -                 -             -
  Templeton Foreign Fund, Cost
   $15,889 - 1,639,127 Units                     16,981          -               -                -                 -             -
  Common Stock of The Goodyear Tire & Rubber
   Company, Cost $206,299 - 8,448,371 Shares    434,035          -               -                -                 -             -
  Short-Term Investments                         29,439     22,775               -                -                 -             -
  Promissory Notes                               80,906          -               -                -                 -             -
                                              ---------    -------        --------         --------          --------      --------
                                                977,510     22,775           7,363           35,076            12,772       290,060
                                              ---------    -------        --------         --------          --------      --------
 Investments at Contract Value:
  Guaranteed Investment Contracts               644,122    644,122               -                -                 -             -
                                              ---------    -------        --------         --------          --------      --------

  Receivables:
   Employee Contributions                            28         16               -                1                 -            10
   Employer Contributions                            70        (13)              -                -                 -             -
   Transfers                                          -        117               -              (61)              (42)         (328)
   Accrued Interest and Dividends                 2,555      1,065              11               53                20           440
   Pending Security Sales                         2,481          -               -                -                 -             -
                                              ---------    -------        --------         --------          --------      --------
                                                  5,134      1,185              11               (7)               22           122
                                              ---------    -------        --------         --------          --------      --------
    Total Assets                              1,626,766    668,082           7,374           35,069            12,750       290,182
                                              ---------    -------        --------         --------          --------      --------

  Liabilities:
   Administrative Expenses Payable                  899        452               -                -                 -           192
   Distributions Payable                            504        232               2               11                 4            90
   Forfeiture Credits                                 -          -               -                -                 -             -
                                              ---------    -------        --------         --------          --------      --------
    Total Liabilities                             1,403        684               2               11                 4           282
                                              ---------    -------        --------         --------          --------      --------

   Net Assets                                $1,625,363   $667,398         $ 7,372          $35,058           $12,746      $289,900
                                             ==========   ========        ========         ========          ========     =========






(Dollars in Thousands)                                                           December 31, 1996
                                            ------------------------------------------------------------------------------
                                                                                 Fund Information
                                            ------------------------------------------------------------------------------
                                                 Large           Small        International
                                            Capitalization   Capitalization      Stock          Company
                                                Equity           Equity          Equity          Stock           Loan
                                                 Fund             Fund            Fund           Fund            Fund
                                            --------------   --------------   --------------   ---------        ------
Assets:
 Investments at Fair Market Value:
  State Street Income and Growth Fund,
   Cost $6,870 - 675,788 Units               $          -      $       -        $       -       $     -         $     -
  State Street Moderate Asset Allocation
   Fund, Cost $30,809 - 2,951,057 Units                 -              -                -             -               -
  State Street Life Solutions Growth A,
   Cost $11,639 - 949,240 Units                         -              -                -             -               -
  Collective Daily Stock Index Fund, Cost
   $231,718 - 16,369,098 Units                          -              -                -             -               -
  Twentieth Century Investors Income
   Ultra Fund, Cost $25,304 - 909,122 Units        25,537              -                -             -               -
  Franklin Strategic Series Small Cap
   Growth Fund, Cost $42,224 - 2,188,282 Units          -         45,341                -             -               -
  Templeton Foreign Fund, Cost
   $15,889 - 1,639,127 Units                            -              -           16,981             -               -
  Common Stock of The Goodyear Tire & Rubber
   Company, Cost $206,299 - 8,448,371 Shares            -              -                -       434,035               -
  Short-Term Investments                                -              -                -         6,664               -
  Promissory Notes                                      -              -                -             -          80,906
                                             ------------      ---------        ---------     ---------       ---------
                                                   25,537         45,341           16,981       440,699          80,906
                                             ------------      ---------        ---------     ---------       ---------
 Investments at Contract Value:
  Guaranteed Investment Contracts                       -              -                -             -               -
                                             ------------      ---------        ---------     ---------       ---------

  Receivables:
   Employee Contributions                               -              1                -             -               -
   Employer Contributions                               -              -                -            83               -
   Transfers                                           42            317               33          (222)            144
   Accrued Interest and Dividends                      39             69               26           708             124
   Pending Security Sales                               -              -                -         2,481               -
                                             ------------      ---------        ---------     ---------       ---------
                                                       81            387               59         3,050             268
                                             ------------      ---------        ---------     ---------       ---------
    Total Assets                                   25,618         45,728           17,040       443,749          81,174
                                             ------------      ---------        ---------     ---------       ---------

  Liabilities:
   Administrative Expenses Payable                      -              -                -           255               -
   Distributions Payable                                8             14                5           138               -
   Forfeiture Credits                                   -              -                -             -               -
                                            -------------      ---------        ---------     ---------       ---------
    Total Liabilities                                   8             14                5           393               -
                                            -------------      ---------        ---------     ---------       ---------

   Net Assets                                  $   25,610        $45,714          $17,035      $443,356         $81,174
                                            =============      =========        =========     =========       =========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                           December 31, 1997
                                            ---------------------------------------------------------------------------------------
                                                                                 Fund Information
                                                          -------------------------------------------------------------------------
                                                                        Conservative        Moderate        Aggressive     S&P 500
                                                           Stable          Asset             Asset            Asset         Equity
                                                            Value        Allocation        Allocation       Allocation      Index
                                                Total       Fund            Fund              Fund             Fund         Fund
                                             -----------   -------      ------------      ------------      ----------     --------
Increase in Assets:
 Contributions:
  Employer                                   $   38,672     $   350        $     -          $     -          $      -      $      -
  Employee                                      117,000      61,243          1,027            5,376             2,270        34,307
                                              ---------     -------       --------         --------          --------      --------
                                                155,672      61,593          1,027            5,376             2,270        34,307

 Interest and Dividend Income                    71,550      42,776             (9)             (47)              (17)           13
 Net Appreciation (Depreciation)
  in Fair Market Value of Assets                217,853           -          1,776            8,390             2,641       101,723
                                              ---------     -------       --------         --------          --------      --------
                                                289,403      42,776          1,767            8,343             2,624       101,736

Decrease in Assets:
 Benefits Paid to Participants
  or Their Beneficiaries                        104,377      55,553            624            2,118               702        16,633
 Administrative Expenses                            595         410              -                -                 -           173
                                              ---------    --------       --------         --------          --------      --------
                                                104,972      55,963            624            2,118               702        16,806
Transfers:
 Transfers Between Plans                              -           -              -                -                 -             -
 Transfers Between Funds                              -     (48,549)         6,977            6,446             1,813        42,872
 Loan Transfers To or From Plan                       -           -              -                -                 -             -
 Loans to Participants                                -     (25,459)          (212)          (1,264)             (491)      (13,612)
 Loan Repayments:
  Principal                                           -      24,568            244            1,114               574        10,384
  Interest                                            -       4,524             43              188               100         1,967
                                              ---------    --------        --------         --------          --------      --------
                                                      -     (44,916)         7,052            6,484             1,996        41,611
                                              ---------    --------       --------         --------          --------      --------
Increase (Decrease) in Assets During Year       340,103       3,490          9,222           18,085             6,188       160,848

Net Assets at Beginning of Year               1,625,363     667,398          7,372           35,058            12,746       289,900
                                             ----------    --------       --------         --------          --------      --------
Net Assets at End of Year                    $1,965,466    $670,888        $16,594          $53,143           $18,934      $450,748
                                             ==========    ========       ========         ========          ========      ========


(Dollars in Thousands)                                                           December 31, 1997
                                            ------------------------------------------------------------------------------
                                                                                 Fund Information
                                            ------------------------------------------------------------------------------
                                                 Large           Small        International
                                            Capitalization   Capitalization      Stock          Company
                                                Equity           Equity          Equity          Stock           Loan
                                                 Fund             Fund            Fund           Fund            Fund
                                            --------------   --------------   --------------   ---------        ------
Increase in Assets:
 Contributions:
  Employer                                   $           -     $         -      $         -     $  38,322         $     -
  Employee                                           4,097           5,915            2,765             -               -
                                             -------------     -----------      -----------      --------         -------
                                                     4,097           5,915            2,765        38,322               -


 Interest and Dividend Income                        8,601           2,641              762         9,577           7,253
 Net Appreciation (Depreciation)
  in Fair Market Value of Assets                    (2,607)          3,719              531       101,680               -
                                             -------------     -----------      -----------      --------         -------
                                                     5,994           6,360            1,293       111,257           7,253

Decrease in Assets:
 Benefits Paid to Participants
  or Their Beneficiaries                               803           1,686              568        25,690               -
 Administrative Expenses                                 -               -                -            12               -
                                             -------------     -----------      -----------      --------         -------
                                                       803           1,686              568        25,702               -
Transfers:
 Transfers Between Plans                                 -               -                -             -               -
 Transfers Between Funds                             7,741           6,469            4,792       (28,561)              -
 Loan Transfers To or From Plan                          -               -                -             -               -
 Loans to Participants                              (1,256)         (1,666)            (565)            -          44,525

 Loan Repayments:
  Principal                                            972           1,391              501             -         (39,748)
  Interest                                             192             269               89             -          (7,372)
                                             -------------     -----------      -----------      --------         -------
                                                     7,649           6,463            4,817       (28,561)         (2,395)
                                             -------------     -----------      -----------      --------         -------
Increase (Decrease) in Assets During Year           16,937          17,052            8,307        95,316           4,658

Net Assets at Beginning of Year                     25,610          45,714           17,035       443,356          81,174
                                             -------------     -----------      -----------      --------         -------
Net Assets at End of Year                     $     42,547      $   62,766       $   25,342      $538,672         $85,832
                                             =============     ===========      ===========      ========         =======

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                  For the Year Ended December 31, 1996
                                            ---------------------------------------------------------------------------------------
                                                                                 Fund Information
                                                          -------------------------------------------------------------------------
                                                                        Conservative        Moderate        Aggressive     S&P 500
                                                           Stable          Asset             Asset            Asset         Equity
                                                            Value        Allocation        Allocation       Allocation      Index
                                                Total       Fund            Fund              Fund             Fund         Fund
                                             -----------   -------     ------------      ------------      ----------     --------
Increase in Assets:
  Contributions:
    Employer                                  $   37,939   $    306    $        --      $         --      $        --    $     --
    Employee                                     113,952     68,429            666             4,966            1,628      30,665
                                              ----------    -------     ------------      ------------      ----------    --------
                                                 151,891     68,735            666             4,966            1,628      30,665

  Interest and Dividend Income                    55,195     38,334              7                32               10         448
  Net Appreciation (Depreciation)
    in Fair Market Value of Assets               117,457        246            516             3,807            1,165      49,982
                                              -----------   -------     ------------      ------------      ----------     --------
                                                 172,652     38,580            523             3,839            1,175      50,430

Decrease in Assets:
  Benefits Paid to Participants
    or Their Beneficiaries                        63,857     35,330            171             1,039              289       7,217
  Administrative Expenses                          1,694      1,077             --                --               --         389
                                             -----------   --------    ------------      ------------      ----------    --------
                                                  65,551     36,407             171            1,039              289       7,606
Transfers:
  Transfers Between Plans                             --         --              --               --               --          --
  Transfers Between Funds                             --    (48,299)          6,349            8,568           10,270       9,530
  Loan Transfers To or From Plan                      --          1              --               (1)              --          (1)
  Loans to Participants                               --    (45,793)           (153)          (1,258)            (413)    (15,397)
  Loan Repayments:
    Principal                                         --     16,441             133              671              312       6,001
    Interest                                          --      3,923              25              140               63       1,359
                                             -----------   -------     ------------      ------------      ----------    --------
                                                      --    (73,727)          6,354            8,120           10,232       1,492
                                             -----------   -------     ------------      ------------      ----------    --------
Increase (Decrease) in Assets During Year        258,992     (2,819)          7,372           15,886           12,746      74,981
Net Assets at Beginning of Year                1,366,371    670,217              --           19,172               --     214,919
                                             -----------   -------     ------------      ------------      ----------    --------
Net Assets at End of Year                     $1,625,363   $667,398          $7,372          $35,058          $12,746    $289,900
                                             ===========   ========    ============      ============      ==========    ========

(Dollars in Thousands)                                                           December 31, 1997
                                            ------------------------------------------------------------------------------
                                                                                 Fund Information
                                            ------------------------------------------------------------------------------
                                                 Large           Small        International
                                            Capitalization   Capitalization      Stock          Company
                                                Equity           Equity          Equity          Stock           Loan
                                                 Fund             Fund            Fund           Fund            Fund
                                            --------------   --------------   --------------   ---------        ------
Increase in Assets:
  Contributions:
    Employer                                  $       --       $      --        $      --        $ 37,633        $    --
    Employee                                       2,793           3,231            1,574             --              --
                                             -----------        --------        ---------       ---------       --------
                                                   2,793           3,231            1,574          37,633             --


  Interest and Dividend Income                        25             182              434           9,806          5,917
  Net Appreciation (Depreciation)
    in Fair Market Value of Assets                 1,726           5,074            1,371          53,570             --
                                             -----------        --------        ---------       ---------       --------
                                                   1,751           5,256            1,805          63,376          5,917

Decrease in Assets:
  Benefits Paid to Participants
    or Their Beneficiaries                           284             487              230          18,810             --
  Administrative Expenses                             --              --               --             228             --
                                             -----------        --------        ---------       ---------       --------
                                                     284             487              230          19,038             --

Transfers:
  Transfers Between Plans                             --              --               --              --             --
  Transfers Between Funds                         21,622          38,117           13,943         (60,100)            --
  Loan Transfers To or From Plan                       1              --               --              --             --
  Loans to Participants                             (977)         (1,161)            (350)             --         65,502
  Loan Repayments:
    Principal                                        589             633              247              --        (25,027)
    Interest                                         115             125               46              --         (5,796)
                                             -----------        --------        ---------       ----------       --------
                                                  21,350          37,714           13,886         (60,100)        34,679
                                             -----------        --------        ---------       ---------       --------
Increase (Decrease) in Assets During Year         25,610          45,714           17,035          21,871         40,596

Net Assets at Beginning of Year                       --              --               --         421,485         40,578
                                             -----------        --------        ---------       ---------        -------
Net Assets at End of Year                     $   25,610        $ 45,714         $ 17,035        $443,356        $81,174
                                             ===========        ========        =========       =========       ========


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